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                          June 30, 2022

       Philip Astley-Sparke
       Chief Executive Officer
       Replimune Group, Inc.
       500 Unicorn Park Drive
       3rd Floor
       Woburn MA 01801

                                                        Re: Replimune Group,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 23, 2022
                                                            File No. 333-265805

       Dear Mr. Astley-Sparke:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Daniel
Crawford at 202-551-7767 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Timothy Corbett